First Real Estate Investment Trust
                                 of New Jersey
                               Annual Report 2002

Trust Profile

First Real Estate Investment Trust of New Jersey, organized in 1961, is an equity real estate investment trust. The focus of its activities has been to acquire real property for long-term investment.

The Trust has elected to conduct its operations in a manner intended to comply with the requirements for qualifying as a real estate investment trust pursuant to the Federal Internal Revenue Code. As a result, the Trust receives favorable tax treatment as provided under the tax code. The Trust has recorded a profit and has paid dividends to its shareholders during each year since its founding.

Hekemian & Co., Inc., a real estate management and brokerage company, has managed the Trust's real estate since its inception. The Trust offices are located at "Corporate 505," 505 Main Street, Hackensack, New Jersey.

Contents
Message to Our Shareholders                             1
Properties                                              5
Balance Sheets                                          6
Statements of Income, Comprehensive Income
  and Undistributed Earnings                            7
Statements of Cash Flows                                8
Notes to Financial Statements                           9
Report of Independent Public Accountants               20
Selected Financial Data                                21
Management's Discussion and Analysis of Financial
  Condition and Results of Operations                  22
Shares of Beneficial Interest                          34

Message To Our Shareholders

2002 was an exciting and productive year for FREIT.

o Net income and dividends set record highs.

o On November 1, 2002 Wayne PSC, LLC, in which we have a 40% interest, completed the acquisition of the Preakness Shopping Center in Wayne, NJ.

o We increased our liquidity with a new $14 million revolving credit facility, and by receiving, in January 2003, 40% of the net proceeds of a $3.4 million second mortgage placed on property owned by our affiliate, Westwood Hills, LLC.

o We sold our Camden, NJ apartment property in August 2002.

o The below market Stop & Shop lease for 28,000 sq. ft. at our Westwood Plaza Shopping Center, in Westwood, NJ was terminated.

o In November 2002, we successfully renegotiated the terms of the first mortgage on our Patchogue, NY property that was due in January 2005 by lowering the interest rate to 5.95% from 7.375% and extending the term for an additional three years.

OPERATING RESULTS

Net income for fiscal year ended October 31, 2002 ("2002") increased 20.9% to $5,681,000 ($1.75 per share) from $4,700,000 ($1.50 per share) for the fiscal year ended October 31, 2001 ("2001"). Income from continuing operations increased 12.2% to $5,283,000 ($1.63 per share) on revenues of $19,145,000 for 2002, compared to $4,710,000 ($1.50 per share) on revenues of $18,935,000 for 2001.

We feel net income from continuing operations (which excludes the operations of the Camden property) is the most significant element of net income. All references to per share amounts (unless otherwise indicated) are on a diluted basis, have been adjusted to reflect the one-for-one share dividend paid in October 2001, and refer to earnings per share from continuing operations.

As can be seen from Chart B, total revenue for 2002 compared to 2001 increased marginally by 1.1%. More importantly, however, revenue from real estate operations increased by a solid $564,000, or 3.1%.


Chart A                                      Year Ended October 31,
--------------------------------------------------------------------
                                             2002             2001
--------------------------------------------------------------------
                                                    ($000)
--------------------------------------------------------------------
Income from continuing
  operations                                 $5,283           $4,710
Discontinued operations
  (Camden property)                             398*             (10)
--------------------------------------------------------------------
    Net Income                               $5,681           $4,700
====================================================================
 *Includes a $475,000 gain from the sale.

Furthermore, the increase in our share of the earnings of our affiliate, Westwood Hills, increased total revenue from real estate operations by 3.5%.

Investment income, due to a low interest rate environment during 2002 compared to 2001, fell $433,000 or 63.4%, to $250,000.


Chart B                                           Year Ended October 31,
-------------------------------------------------------------------------
                                                       ($000)          %
                                               2002       2001      Change
--------------------------------------------------------------------------
Revenue
-------
Real Estate Operations                       $18,626     $18,062      3.1%
Equity in income of affiliate                    269         190     41.6%
--------------------------------------------------------------------------
  Total Real Estate                           18,895      18,252      3.5%
Investment income                                250         683    -63.4%
--------------------------------------------------------------------------
    Total Revenue                            $19,145     $18,935      1.1%
==========================================================================

REAL ESTATE PROPERTIES
     Both the Residential & Retail segments of our real estate experienced increased revenues and earnings. Our discussion of earnings from our real estate properties will focus on Net Operating Income ("NOI"). NOI is operating revenue and expenses directly associated with the operations of real estate properties, but excludes deferred rents (straight-lining), depreciation, and financing costs. The use of NOI in evaluating the performance of real estate properties is an industry standard.

RESIDENTIAL PROPERTIES: For the year 2002, NOI at our residential properties increased 7.1% to $3,893,000 on revenue of $6,338,000 compared to a NOI of $3,635,000 on revenues of $6,130,000 for 2001. The NOI increase was also aided by a 2% reduction in operating expenses during 2002 compared to 2001. The expense reduction was principally attributable to lower utility and snow removal costs. As a percentage of revenue, operating expenses were 38.6% in 2002 compared to 40.7% in 2001. Average occupancy in 2002 was 96.8% compared to 97.7% in 2001. The increase in revenue, because of higher monthly rents, more than offset the decline in occupancy.

In keeping with our policy of improving our apartments and maintaining their competitiveness, we invested $378,000 ($746 per apartment) in our capital improvement program in 2002.

In August 2002 we sold our Sheridan Apartment Property in Camden, NJ. We owned Sheridan since 1964 but felt it was no longer consistent with our overall investment strategy. The sale resulted in a capital gain of approximately $475,000 that was distributed to shareholders via a special $.15 per share dividend.

Last year we received site plan approval for the construction of 129 garden apartment units on our land in Rockaway, NJ. Subject to the receipt of our water allocation from the Township, construction is expected to start late summer of 2003.

Our 40% owned affiliate, Westwood Hills, LLC, owns a 210 unit apartment complex in Westwood, NJ. During 2002 the affiliate's net income increased 41.2% to $672,000 on revenue of $3,169,000, compared to net income of $476,000 on revenue of $3,035,000 for 2001. NOI for the same periods increased 10.8% to $2,060,000 from $1,860,000. The increases in monthly rents more than offset the decrease in average occupancy of 96.8% in 2002 compared to 97.4% in 2001. FREIT shares in 40% of the earnings of this affiliate (see Chart B).

Net Operating Income Graph Data Points
--------------------------------------

                                      2000      2001     2002
                                      ----      ----     ----
Retail                               $7,323    $7,905    $8.351
Residential*                         $5,399    $5,495    $5,956

*Includes Affialiate


RETAIL PROPERTIES: For 2002, NOI at our retail properties increased 5.6% to $8,351,000 on revenue of $11,961,000. This compares to a NOI of $7,905,000 on revenue of $11,522,000 for 2001. The increase in NOI and revenues is primarily a result of the following three items: (a) increased average occupancy, (b) rental increases from tenant lease renewals, and, (c) certain new tenants were in occupancy for a full year during 2002 and only a portion of the year in 2001. During 2002, the below market rent Stop & Shop lease for 28,000 sq. ft. at our Westwood Plaza Shopping Center, in Westwood, NJ was terminated at no initial monetary cost to FREIT. Stop & Shop had acquired this lease from Grand Union but closed the store with no plans to reopen. We are currently negotiating with a non-food retailer for the space at market rents far in excess of the rent pursuant to the terminated Stop & Shop lease. This new lease will add income, cash flow, and shareholder value. However, until the lease is signed and the new tenant opens there will be no rental income or expense reimbursements from this space.

On November 1, 2002 our newly formed 40% owned affiliate, Wayne PSC, LLC, completed the acquisition of the 323,000 sq. ft. Preakness Shopping Center in Wayne, NJ, one of the premier retail centers in Northern New Jersey. Macy's and a new Super Stop & Shop anchor the center. The center's 40+ other tenants are a strong mix of national, regional, and local retail merchants. Total acquisition costs of $35.5 million (including a $1.3 million capital improvement reserve) were financed in part by a $26.5 million first mortgage loan, and by $9 million of equity contributions provided pro rata by the members of Wayne PSC, LLC, with FREIT's contribution being $3.6 million.

FINANCIAL CONDITION: Our financial condition remains strong. Net cash provided by operating activities increased 15.7% to $7.4 million in 2002 compared to $6.4 million for 2001. At October 31, 2002, we had cash and cash equivalents totaling $11.9 million (12.4% of assets) compared to $13.7 million (14.2% of assets) at October 31, 2001. The reduction is principally attributable to utilizing $3.6 million to invest in the Preakness Shopping Center.

We strengthened our liquidity with a new $14 million revolving credit facility put into place during June 2002. While we have made no draws against this credit line, we plan to use it opportunistically for future acquisitions and/or development opportunities. Additionally, in January 2003, our 40% owned affiliate, Westwood Hills, LLC, placed a $3.4 million second mortgage on its property that bears interest at 6.18% and is co-terminus with the first mortgage. FREIT received 40% of the net proceeds.

SHAREHOLDER VALUE

Real Estate Investment Trust shares performed favorably during 2002 largely due to the sector's attractive dividend yields. FREIT was no exception and, in fact, out performed the vast majority of its sector peers. During the fiscal year ended October 31, 2002, the total return to our shareholders from dividends and the increase in share value was 66.7%. For the past five years FREIT has outperformed both the Russell 2000 Index and the NAREIT Equity Index, producing a return of over 280% to our shareholders.

Dividends for 2002, including the special $.15 per share dividend, increased 24.6% to $1.72 from $1.38 per share for 2001. It has been our policy to pay fixed quarterly dividends for the first three quarters of each fiscal year, and a final fourth quarter dividend based on the fiscal year's net income and taxable income. For fiscal 2003, we have increased the fixed quarterly dividend from $.30 per share to $.35 per share, starting in the first quarter of our 2003 fiscal year.

0LOOKING FORWARD

Our retail sector, which consists primarily of well-positioned neighborhood strip centers, performed well during 2002. This is mostly due to the centers being well located in affluent areas where consumer spending remained relatively strong. During 2002 our residential sector showed signs of softness largely due to the sluggish economy and unemployment. Barring any adverse geopolitical event, we expect our major market, northern New Jersey, to gradually strengthen over the course of 2003 as the U.S. economy solidifies leading to job growth.

Total Return Comparison Graph
Data Points
Five Years Ended October 31,2002
FREIT                    284.3%
Russell 2000              91.8%
NAREIT Equity Index      116.6%

We look forward to starting construction on our apartment community in Rockaway this summer, and to improving our newly acquired Preakness Shopping Center. Both of these assets should increase income, cash flow, and shareholder value.

FREIT's  objective  remains  focused on the  enhancement  of  shareholder  value through increases in dividends and appreciation in the value of our common stock. We hope to accomplish this objective internally and externally. Internally, by continuing to vigilantly manage and improve our existing real estate portfolio to increase earnings and cash flow. Externally, by acquiring and/or developing new properties that meet our investment criteria.

Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" presented elsewhere in this report for a more detailed discussion of FREIT's operations.

We look forward to seeing you at the Annual Meeting scheduled for Tuesday, April 15, 2003.

                                 Sincerely,

     /s/ Robert S. Hekemian                   /s/ Donald W. Barney
     -----------------------                 --------------------
      Robert S. Hekemian                       Donald W. Barney
      Chief Executive Officer                      President

The statements in this report that relate to future earnings of performance are foward-looking. Actual results might differ materially and be adversely affected by such factors as longer than anticipated lease-up periods or the inability of tenants to pat increased rents. Additional information about these factors as contained in the Trust's filings with the SEC including the Trust's most recently filed report on Form 10-K under the section "Management's Discussion and Analysis of Financial Condition and Results of Operations," also included elsewhere in this report.

Properties

Portfolio of Real Estate Investments

Apartment Buildings

BERDAN COURT APARTMENTS               Wayne, New Jersey
GRANDVIEW APARTMENTS                  Hasbrouck Heights, New Jersey
HAMMEL GARDENS                        Maywood, New Jersey
HEIGHTS MANOR APARTMENTS              Spring Lake Heights, New Jersey
LAKEWOOD APARTMENTS                   Lakewood, New Jersey
PALISADES MANOR                       Palisades Park, New Jersey
STEUBEN ARMS                          River Edge, New Jersey
WESTWOOD HILLS*                       Westwood, New Jersey

Shopping Centers/Commercial Buildings

FRANKLIN CROSSING SHOPPING CENTER     Franklin Lakes, New Jersey
WESTRIDGE SQUARE SHOPPING CENTER      Frederick, Maryland
WESTWOOD PLAZA SHOPPING CENTER        Westwood, New Jersey
SINGLE TENANT STORE                   Glen Rock, New Jersey
PATHMARK CENTER                       Patchogue, New York
OLNEY TOWN CENTER**                   Olney, Maryland
PREAKNESS SHOPPING CENTER***          Wayne, New Jersey

Vacant Land

33 ACRES, INDUSTRIAL ZONE             South Brunswick, New Jersey
19.26 ACRES, MULTI-FAMILY ZONE****    Rockaway, New Jersey
4.27 ACRES, RESIDENTIAL ZONE          Franklin Lakes, New Jersey

   *FREIT holds a 40% interest in Westwood Hills LLC, which owns the 210-unit apartment community.

  **FREIT holds a 75% interest in S and A Commercial Associates LP, which owns the Olney Town Center.

*** FREIT holds a 40% interest in Wayne PSC, LLC, which owns the 323,000 sq. ft.
    shopping center.

****FREIT has received site plan approval from the Township for the construction of 129 garden apartments.


                FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY
                                 and subsidiary


Consolidated Balance Sheets (in Thousands of Dollars)
--------------------------------------------------------------------------------
October 31,                                            2002         2001
--------------------------------------------------------------------------------
Assets

Real estate and equipment, at cost,
net of accumulated depreciation                       $74,687      $76,955
Investments in marketable securities                                   500
Investment in affiliate                                 3,600
Cash and cash equivalents                              11,930       13,187
Tenants' security accounts                                788          873
Sundry receivables                                      2,555        2,512
Prepaid expenses and other assets                       1,306        1,262
Deferred charges, net                                   1,166        1,206
--------------------------------------------------------------------------------
      Totals                                          $96,032      $96,495
================================================================================

Liabilities and Shareholders' Equity

Liabilities:
  Mortgages payable                                   $68,393      $69,354
  Accounts payable and accrued expenses                   778          819
  Cash distributions in excess of
  investment in affiliate                                 317          386
  Dividends payable                                     2,090        1,497
  Tenants' security deposits                            1,122        1,219
  Deferred revenue                                        332          322
--------------------------------------------------------------------------------
      Total liabilities                                73,032       73,597
================================================================================
Minority interest                                       1,097        1,310
================================================================================

Commitments and contingencies

Shareholders' equity:
  Shares of beneficial interest without par value;
  4,000,000 shares
    authorized; 3,119,576 shares issued and
    outstanding                                        19,314       19,314
  Undistributed earnings                                2,589        2,274
--------------------------------------------------------------------------------
      Total shareholders' equity                       21,903       21,588
================================================================================
      Totals                                          $96,032      $96,495
================================================================================

See Notes to Consolidated Financial Statements.

                FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY
                                 and subsidiary


Consolidated Statements of Income, Comprehensive Income and Undistributed Earnings (in Thousands of Dollars, Except per Share Amounts)
================================================================================
Years ended October 31,              2002           2001         2000
--------------------------------------------------------------------------------
Income

Revenue
  Rental income                    $  15,807      $15,224      $14,044
  Reimbursements                       2,536        2,508        2,179
  Equity in income of affiliate          269          190          173
  Net investment income                  250          683          834
  Sundry income                          283          330          387
--------------------------------------------------------------------------------
      Totals                          19,145       18,935       17,617
================================================================================

Expenses
  Operating expenses                   3,490        3,592        2,851
  Management fees                        790          745          671
  Real estate taxes                    2,400        2,293        2,133
  Interest                             4,873        5,356        5,165
  Depreciation                         2,153        2,138        1,914
  Minority interest                      137           85           31
--------------------------------------------------------------------------------
      Totals                          13,843       14,209       12,765
================================================================================
Income from continuing operations
before state income taxes              5,302        4,726        4,852
Provision for state income taxes          19           16           16
--------------------------------------------------------------------------------
Income from continuing operations      5,283        4,710        4,836
--------------------------------------------------------------------------------
Discontinued operations:
  Loss from discontinued operations      (77)         (10)         (77)
  Gain on disposal                       475          --           --
--------------------------------------------------------------------------------
Income (loss) from discontinued
operations                               398          (10)         (77)
--------------------------------------------------------------------------------
Net income                           $ 5,681      $ 4,700      $ 4,759
================================================================================
Basic earnings (loss) per share:
  Continuing operations              $  1.69      $  1.51      $  1.55
  Discontinued operations                .13                      (.02)
--------------------------------------------------------------------------------
    Net income                       $  1.82      $  1.51      $  1.53
================================================================================
Diluted earnings (loss) per share:
  Continuing operations              $  1.63      $  1.50      $  1.55
  Discontinued operations                .12                      (.02)
--------------------------------------------------------------------------------
    Net income                       $  1.75      $  1.50      $  1.53
================================================================================
Basic weighted average shares
outstanding                            3,120        3,120        3,120
================================================================================
Diluted weighted average shares
outstanding                            3,233        3,133        3,120
================================================================================
Comprehensive Income
Net income                           $ 5,681      $ 4,700      $ 4,759
Other comprehensive income (loss):
  Unrealized holding gains (losses)
   on marketable securities              --            49          (70)
  Reclassification adjustment for
  losses included in net income          --           --            68
--------------------------------------------------------------------------------
Other comprehensive income (loss)        --            49           (2)
--------------------------------------------------------------------------------
Comprehensive income                 $ 5,681      $ 4,749      $ 4,757
================================================================================
Undistributed Earnings
Balance, beginning of year           $ 2,274      $ 1,879      $ 1,253
Net income                             5,681        4,700        4,759
Less dividends                        (5,366)      (4,305)      (4,133)
--------------------------------------------------------------------------------
Balance, end of year                 $ 2,589      $ 2,274      $ 1,879
================================================================================
Dividends per share                  $  1.72      $  1.38      $  1.33
================================================================================
See Notes to Consolidated Financial Statements.

                FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY
                                 and subsidiary


Consolidated Statements of Cash Flows (in Thousands of Dollars)
--------------------------------------------------------------------------------
Years ended October 31,                        2002        2001         2000
--------------------------------------------------------------------------------
Operating Activities
  Net income                                  $  5,681    $  4,700  $  4,759
  Adjustments to reconcile net income
    to net cash provided by operating
    activities:
    Depreciation and amortization                2,463       2,445     2,182
    Equity in income of affiliate                 (269)       (190)     (173)
    Deferred revenue                                10          19       (99)
    Minority interest                              137          85        31
    Realized loss on marketable securities         --          --         68
    Write-off of development costs and
    abandoned property                             190         114       --
    Gain on disposal of discontinued
    operations                                    (475)        --        --
    Changes in operating assets and
    liabilities:
      Tenants' security accounts                    85        (107)        5
      Sundry receivables, prepaid expenses
      and other assets                             (87)       (774)   (1,030)
      Deferred leasing and other charges          (167)       --        --
      Accounts payable and accrued expenses        (41)        (35)      351
      Tenants' security deposits                   (97)        146        73
--------------------------------------------------------------------------------
        Net cash provided by operating
        activities                               7,430       6,403     6,167
--------------------------------------------------------------------------------
Investing Activities
  Capital expenditures                            (635)     (1,132)     (937)
  Distributions from affiliate                     200         224       231
  Proceeds from disposal of discontinued
  operations                                       983         --        --
  Proceeds from sale of marketable securities      500       9,000     4,932
  Investment in affiliates                      (3,600)       --      (4,728)
  Good faith deposits                             --           (15)     --
--------------------------------------------------------------------------------
        Net cash provided by (used in)
        investing activities                    (2,552)      8,077      (502)
--------------------------------------------------------------------------------
Financing Activities
  Dividends paid                                (4,773)     (4,602)   (3,977)
  Received from sale of 25% minority
  interest in Olney                               --         1,066       --
  Capital contributions by minority interest      --           178       --
  Distribution to minority interest               (350)        --        --
  Repayment of mortgages                          (961)       (860)     (777)
  Deferred mortgage costs                          (51)        --        (69)
--------------------------------------------------------------------------------
        Net cash used in financing activities   (6,135)     (4,218)   (4,823)
--------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
equivilents                                     (1,257)      10,262      842
Cash and cash equivalents, beginning of year    13,187       2,925     2,083
--------------------------------------------------------------------------------
Cash and cash equivalents, end of year         $11,930     $13,187  $  2,925
================================================================================
Supplemental Disclosure of Cash Flow Data
  Interest paid                                $ 4,759     $ 5,230  $  5,053
================================================================================
  Income taxes paid                            $    19     $    16  $     16
================================================================================

Supplemental schedule of non-cash investing and financing activities:

Dividends  declared  but  not  paid  amounted  to  $2,090,000,   $1,497,000  and
$1,794,000 in 2002, 2001 and 2000, respectively.

During 2000, FREIT completed its acquisition of a 98,800 square foot retail property in Olney, Maryland for approximately $15,648,000, in part, with the proceeds of a $10,920,000 mortgage. In connection with the acquisition, FREIT advanced the holders of the 25% interest which is not owned by FREIT approximately $1,016,000 in order for them to fund their pro rata portion of the purchase price. The advance was repaid in 2001.

Note 1 - Organization and Significant Accounting Policies:

Organization:

First Real Estate Investment Trust of New Jersey ("FREIT") was organized November 1, 1961 as a New Jersey Business Trust. FREIT is engaged in owning residential and commercial income producing properties located primarily in New Jersey, Maryland and New York.

FREIT has elected to be taxed as a Real Estate Investment Trust under the provisions of Sections 856-860 of the Internal Revenue Code, as amended. Accordingly, FREIT does not pay Federal income tax on income whenever income distributed to shareholders is equal to at least 90% of real estate investment trust taxable income. Further, FREIT pays no Federal income tax on capital gains distributed to shareholders.

FREIT is subject to Federal income tax on undistributed taxable income and capital gains. FREIT may make an annual election under Section 858 of the Internal Revenue Code to apply part of the regular dividends paid in each respective subsequent year as a distribution for the immediately preceding year. For fiscal 2002, 2001 and 2000, FREIT made such an election.

Principles of consolidation:

The consolidated financial statements include the accounts of FREIT and, subsequent to March 29, 2000, its 75%-owned subsidiary, S and A Commercial Associates Limited Partnership ("S and A"). The consolidated financial statements include 100% of S and A's assets, liabilities, operations and cash flows with the 25% interest not owned by FREIT reflected as "minority interest", a group consisting principally of employees of Hekemian & Co., Inc. ("Hekemian"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment in affiliates:

FREIT's 40% investments in Westwood Hills, LLC ("WHLLC") and Wayne PSC, LLC ("WPSCLLC") are accounted for using the equity method.

Investments in marketable securities:

Investments in marketable debt securities classified as "available for sale" are recorded at fair value and unrealized gains and losses are reported as accumulated other comprehensive income within shareholders' equity. The cost of securities sold is based on the specific identification method.

Cash and cash equivalents:

Financial instruments which potentially subject FREIT to concentrations of credit risk consist primarily of cash and cash equivalents. FREIT considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. FREIT maintains its cash and cash equivalents in bank and other accounts, the balances of which, at times, may exceed Federally insured limits. At October 31, 2002, such cash and cash equivalent balances exceeded Federally insured limits by approximately $10,449,000. Exposure to credit risk is reduced by placing such deposits with high credit quality financial institutions.

Depreciation:

Real estate and equipment are depreciated on the straight-line method by annual charges to operations calculated to absorb costs of assets over their estimated useful lives.

Deferred charges:

Deferred charges consist of mortgage costs and leasing commissions. Deferred mortgage costs are amortized on the straight-line method by annual charges to operations over the terms of the mortgages. Amortization of such costs is included in interest expense and approximated $114,000, $126,000 and $112,000 in 2002, 2001 and 2000, respectively. Deferred leasing commissions are amortized on the straight-line method over the terms of the applicable leases.

Revenue recognition:

Income from leases is recognized on a straight-line basis regardless of when payment is due. Lease agreements between FREIT and commercial tenants generally provide for additional rentals based on such factors as percentage of tenants' sales in excess of specified volumes, increases in real estate taxes, Consumer Price Indices and common area maintenance charges. These additional rentals are generally included in income when reported to FREIT, when billed to tenants or ratably over the appropriate period.

Advertising:

FREIT expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations amounted to approximately $115,000, $47,000 and $58,000 in 2002, 2001 and 2000, respectively.

Earnings per share:

FREIT has presented "basic" and "diluted" earnings per share in the accompanying statements of income in accordance with the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128").

Recent accounting pronouncements:

The Financial Accounting Standards Board has issued certain pronouncements as of October 31, 2002 that will become effective in subsequent periods; however, management does not believe that any of those pronouncements will effect any financial accounting measurements or disclosures FREIT will be required to make.

Reclassifications:

Certain accounts in the 2001 and 2000 consolidated financial statements have been reclassified to conform with the current presentation.

Note 2 - Investment in Affiliates:

FREIT is a 40% member of WHLLC, a limited liability company that is managed by Hekemian, a company which manages all of FREIT's properties and in which one of the trustees of FREIT is the chairman of the board. Certain other members of WHLLC are either trustees of FREIT or their families or officers of Hekemian. WHLLC owns a residential apartment complex located in Westwood, New Jersey. Summarized financial information of WHLLC as of October 31, 2002 and 2001 and for each of the three years in the period ended October 31, 2002 is as follows:

--------------------------------------------------------------------------------
                                                      2002          2001
--------------------------------------------------------------------------------
                                                        (In Thousands
                                                          of Dollars)
Balance sheet data:
  Assets:
      Real estate and equipment, net                 $13,673      $13,806
      Other                                              779          676
--------------------------------------------------------------------------------
            Total assets                             $14,452      $14,482
================================================================================
  Liabilities and members' deficiency:
      Liabilities:
      Mortgage payable (A)                           $14,794      $14,996
      Other                                              455          455
--------------------------------------------------------------------------------
            Totals                                    15,249       15,451
================================================================================
  Members' deficiency:
      FREIT                                             (318)        (386)
      Others                                            (479)        (583)
--------------------------------------------------------------------------------
           Totals                                       (797)        (969)
================================================================================
           Total liabilities and members' deficiency $14,452      $14,482
================================================================================


(A) The chairman of FREIT, who is also a member of WHLLC, has personally guaranteed the mortgage in certain limited circumstances. FREIT and the other members of WHLLC have indemnified the chairman to the extent of their ownership percentage in WHLLC with respect to this guarantee.
--------------------------------------------------------------------------------
                                                      2002     2001    2000
--------------------------------------------------------------------------------
                                                    (In Thousands of Dollars)
  Income statement data:
      Rental revenue                                  $3,169  $3,035  $2,863
      Rental expenses                                  2,497   2,559   2,430
--------------------------------------------------------------------------------
      Net income                                      $  672  $  476  $  433
================================================================================


During 2002, FREIT invested $3,600,000 for a 40% membership interest in WPSCLLC which was formed to acquire a shopping center in Wayne, New Jersey. Prior to November 1, 2002, WPSCLLC had no significant operations (see Note 16).

Note 3 - Investments In Marketable Securities:

At October 31, 2001, FREIT's investment in marketable debt securities consisted of government agency bonds, all of which were scheduled to mature in five to ten years. The bonds were redeemed in 2002 with no realized gain or loss.

Note 4 - Real Estate and Equipment:

Real estate and equipment consists of the following:

                                         Range
                                      of Estimated
                                      Useful Lives      2002         2001
--------------------------------------------------------------------------------
                                                     (In Thousands of Dollars)
Land                                                   $23,713      $23,831
Unimproved land                                          2,809        2,636
Apartment buildings                    7-40 years       10,415       11,464
Commercial buildings/
  shopping centers                    15-50 years       57,563       57,443
Construction in progress                                                263
Equipment                              3-15 years          651          642
--------------------------------------------------------------------------------
                                                        95,151       96,279
Less accumulated depreciation                           20,464       19,324
--------------------------------------------------------------------------------
            Totals                                     $74,687      $76,955
================================================================================

Note 5 - Mortgages payable:

Mortgages payable consist of the following:

                                                         2002        2001
--------------------------------------------------------------------------------
Northern Life Insurance Cos. - Frederick, MD (A)       $17,661      $18,004
National Realty Funding L.C. - Westwood, NJ (B)         10,052       10,184
Larson Financial Resources, Inc. - Spring Lake, NJ (C)   3,528        3,576
Fleet Bank - Patchogue, NY (D)                           6,914        7,057
Larson Financial Resources, Inc. - Wayne, NJ (E)        10,505       10,645
Larson Financial Resources, Inc. - River Edge, NJ (F)    5,127        5,197
Larson Financial Resources, Inc. - Maywood, NJ(G)        3,720        3,771
Fleet Bank - Olney, MD (H)                              10,886       10,920
--------------------------------------------------------------------------------
            Totals                                     $68,393      $69,354
================================================================================

(A) Payable in monthly installments of $152,153 including interest at 8.31% through June 2007 at which time the outstanding balance is due. The mortgage is secured by a retail building in Frederick, Maryland having a net book value of approximately $22,056,000.
(B) Payable in monthly installments of $73,248 including interest at 7.38% through February 2013 at which time the outstanding balance is due. The mortgage is secured by a retail building in Westwood, New Jersey having a net book value of approximately $10,694,000.
(C) Payable in monthly installments of $23,875 including interest at 6.70% through December 2013 at which time the outstanding balance is due. The mortgage is secured by an apartment building in Spring Lake, New Jersey having a net book value of approximately $496,000.
(D) Payable in monthly installments of $54,816 including interest at 7.375% through January 2005 at which time the outstanding balance is due. The mortgage is secured by a retail building in Patchogue, New York having a net book value of approximately $9,831,000. In November 2002, the mortgage was extended to January 2008 and the interest rate was reduced to 5.95%.
(E) Payable in monthly installments of $76,023 including interest at 7.29% through July 2010 at which time the outstanding balance is due. The mortgage is secured by an apartment building in Wayne, New Jersey having a net book value of approximately $1,551,000.
(F) Payable in monthly installments of $34,862 including interest at 6.75% through December 2013 at which time the outstanding balance is due. The mortgage is secured by an apartment building in River Edge, New Jersey having a net book value of approximately $1,245,000.

(G) Payable in monthly installments of $25,295 including interest at 6.75% through December 2013 at which time the outstanding balance is due. The mortgage is secured by an apartment building in Maywood, New Jersey having a net book value of approximately $845,000.
(H) Interest only is payable monthly at 175 basis points over the 90 day LIBOR rate (an effective rate of 3.56% at October 31, 2002) and resets every 90 days. The mortgage, which is due in March 2003, is secured by a shopping center in Olney, Maryland having a net book value of $14,793,000.

Principal amounts (in thousands of dollars) due under the above obligations in each of the five years subsequent to October 31, 2002 are as follows:

                               Year Ending
                               October 31,        Amount
                               -------------------------
                                  2003           $11,867
                                  2004             1,060
                                  2005             7,629
                                  2006             1,056
                                  2007            16,634


The fair value of FREIT's long-term debt, which approximates $73,500,000 and $71,700,000 at October 31, 2002 and 2001, respectively, is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to FREIT for debt of the similar remaining maturities.

Note 6 - Line of credit:

On June 20, 2002, FREIT obtained a two-year $14,000,000 revolving line of credit from The Provident Bank. Draws against the line of credit can be used for general corporate purposes, or for property acquisitions, construction activities, letters-of-credit and other related business purposes. Draws are secured by mortgages on FREIT's Franklin Crossing Shopping Center, Franklin Lakes, NJ, single-tenanted retail space in Glen Rock, NJ, Lakewood Apartments, Lakewood, NJ and Grandview Apartments, Hasbrouck Heights, NJ. Interest rates on draws will be set at the time of each draw, based on FREIT's choice of the prime rate or at 175 basis points over the 30, 60 or 90 day LIBOR rates. There were no draws under the line of credit during the year ended October 31, 2002.

Note 7 - Commitments and contingencies:

Leases:

Retail tenants:

FREIT leases retail space having a net book value of approximately $66,657,000 at October 31, 2002 to tenants for periods of up to twenty-five years. Most of the leases contain clauses for reimbursement of real estate taxes, maintenance, insurance and certain other operating expenses of the properties. Minimum rental income (in thousands of dollars) to be received from noncancelable operating leases in years subsequent to October 31, 2002 are as follows:

                               Year Ending
                               October 31,        Amount
                               -------------------------
                                  2003           $ 8,574
                                  2004             7,995
                                  2005             7,343
                                  2006             6,807
                                  2007             6,219
                                  Thereafter      42,016
                               -------------------------
                                     Total       $78,954
                               =========================

The above amounts assume that all leases which expire are not renewed and, accordingly, neither minimal rentals nor rentals from replacement tenants are included.

Minimum future rentals do not include contingent rentals which may be received under certain leases on the basis of percentage of reported tenants' sales volume or increases in Consumer Price Indices. Rental income that is contingent on future events is not included in income until the contingency is resolved. Contingent rentals included in income for each of the three years in the period ended October 31, 2002 were not material.

Residential tenants:

Lease terms for residential tenants are usually one year or less.

Ground lease:

FREIT's shopping center in Olney, Maryland contains approximately 98,800 square feet of gross leaseable area situated on approximately 13 acres of land. Approximately 11 acres of the land are subject to a ground lease expiring in 2078, and approximately 2 acres are owned in Fee simple. The lease requires the payment of a minimum annual rental plus real estate taxes, assessments and other operating expenses. Rent expense charged to operations totaled approximately $121,000, $118,000 and $70,000 in 2002, 2001 and 2000, respectively. Future minimum annual lease payments (in thousands of dollars) in each of the five years subsequent to October 31, 2002 and thereafter are as follows:

                                  Year Ending
                                  October 31,      Amount
                                  -----------------------
                                    2003           $ 76
                                    2004             76
                                    2005             76
                                    2006             76
                                    2007             76
                                    Thereafter    5,406
                                  -----------------------
                                       Total     $5,786
                                  =======================

Minimum future rentals do not include contingent rentals which may be due under the lease on the basis of percentage of S and A's adjusted gross income, as defined. Contingent rentals included in rent expense for each of the three years in the period ended October 31, 2002 were not material.

Environmental concerns:

In accordance with applicable regulations, FREIT reported to the New Jersey Department of Environmental Protection ("NJDEP") that a historical discharge of hazardous material was discovered in 1997 at the renovated Franklin Lakes shopping center (the "Center").

In November 1999, FREIT received a no further action letter from the NJDEP concerning the historical discharge at the Center. However, FREIT is required to continue monitoring such discharge, the cost of which will not be material.

Note 8 - Management agreement and related party transactions:

The  properties  owned  by  FREIT  are  currently  managed  by  Hekemian.  A new management agreement, effective November 1, 2001, requires fees equal to a percentage of rents collected. Such fees were approximately $817,000, $771,000 and $697,000 in 2002, 2001 and 2000, respectively, inclusive of $27,000, $26,000 and $26,000, respectively, included in discontinued operations in the accompanying consolidated statements of income. In addition, Hekemian charged FREIT fees and commissions in connection with the acquisitions of the commercial buildings in Olney, Maryland in 2000 and various mortgage refinancing and lease acquisition fees. Such fees andcommissions amounted to approximately $280,000,

$472,000 and $527,000 in 2002, 2001 and 2000, respectively. The agreement expires on October 31, 2003 and shall be automatically renewed for two years unless otherwise noted.

FREIT earned approximately $48,000 and $49,000 in 2001 and 2000, respectively, on the advance it made in 2000 on behalf of the minority interest in Olney which was repaid in 2001.

Note 9 - Dividends and earnings per share:

FREIT declared dividends (in thousands of dollars) of $5,366, $4,305 and $4,133 to shareholders of record during 2002, 2001 and 2000, respectively. FREIT has determined the shareholders' treatment for Federal income tax purposes to be as follows:


--------------------------------------------------------------------------------
                                        2002        2001          2000
--------------------------------------------------------------------------------
Ordinary income                        $4,891       $4,305      $4,133
Capital   income                          475           --          --
--------------------------------------------------------------------------------
Totals                                 $5,366       $4,305      $4,133
================================================================================
Basic and diluted earnings per share, based on the weighted average number of shares outstanding during each period, are comprised of ordinary and capital gain income.

FREIT has adopted the provisions of SFAS 128, which require the presentation of "basic" earnings per share and, if appropriate, "diluted" earnings per share. Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during each period. The calculation of diluted earnings per share is similar to that of basic earnings per share, except that the denominator is increased to include the number of additional shares that would have been outstanding if all potentially dilutive shares, such as those issuable upon the exercise of stock options and warrants, were issued during the period.

In computing diluted earnings per share for each of the three years in the period ended October 31, 2002, the assumed exercise of all of FREIT's outstanding stock options, adjusted for application of the treasury stock method, would have increased the weighted average number of shares outstanding as shown in the table below:

--------------------------------------------------------------------------------
                                           2002       2001        2000
--------------------------------------------------------------------------------
Basic weighted average shares
  outstanding                           3,119,576   3,119,576   3,119,576
Shares arising from assumed
  exercise of stock options               113,201      13,759         --
--------------------------------------------------------------------------------
Dilutive weighted average shares
  outstanding                           3,232,777   3,133,335   3,119,576
================================================================================

Note 10 - Equity incentive plan:

On September 10, 1998, the Board of Trustees approved FREIT's Equity Incentive Plan (the "Plan") which was ratified by FREIT's shareholders on April 7, 1999, whereby up to 460,000 of FREIT's shares of beneficial interest may be granted to key personnel in the form of stock options, restricted share awards and other share-based awards. In connection therewith, the Board of Trustees approved an increase of 460,000 shares in FREIT's number of authorized shares of beneficial interest. Key personnel eligible for these awards include trustees, executive officers and other persons or entities including, without limitation, employees, consultants and employees of consultants, who are in a position to make significant contributions to the success of FREIT. Under the Plan, the exercise price of all options will be the fair market value of the shares on the date of grant. The consideration to be paid for restricted share and other share-based awards shall be determined by the Board of Trustees, with the amount not to exceed the fair market value of the shares on the date of grant. The maximum term of any award granted may not exceed ten years. The actual terms of each award will be determined by the Board of Trustees.

Upon ratification of the Plan on April 7,1999, FREIT issued 377,000 stock options which it had previously granted to key personnel on September 10, 1998. The fair value of the options on the date of grant was $15 per share. The options, all of which are outstanding at October 31, 2002, are exercisable through September 2008.

In accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), FREIT will recognize compensation costs as a result of the issuance of restricted share and other share-based awards based on the excess, if any, of the fair value of the underlying stock at the date of grant or award (or at an appropriate subsequent measurement date) over the amount the recipient must pay to acquire the stock. Therefore, FREIT will not be required to recognize compensation expense as a result of any grants of stock options, restricted share and other share-based awards at an exercise price that is equivalent to or greater than fair value. FREIT will also make proforma disclosures, as required by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), of net income or loss as if a fair value based method of accounting for stock options had been applied instead if such amounts differ materially from the historical amounts. In the opinion of management, if compensation cost for the stock options granted in 1999 had been determined based on the fair value of the options at the grant date under the provisions of SFAS 123 using the Black-Scholes option pricing model and assuming a risk-free interest rate of 4.27%, expected option lives of ten years, expected volatility of 1.65% and expected dividends of 8.59%, FREIT's pro forma net income and pro forma basic net income per share arising from such computation would not have differed materially from the corresponding historical amounts.

Note 11- Share split:

On September 26, 2001, the Board of Trustees approved a two-for-one share split in the form of a share dividend. In connection with the share dividend, the Board of Trustees also approved an increase in the authorized number of shares of beneficial interest from 1,790,000 to 4,000,000. Financial information contained herein, including the number of options, has been adjusted to retroactively reflect the impact of the split. The number of shares of beneficial interest issued at October 31, 2002 was 3,119,576.

Note 12- Deferred fee plan:

During fiscal 2001, the Board of Trustees adopted a deferred fee plan (the "Plan") for its officers and trustees. Pursuant to the Plan, any officer or trustee may elect to defer receipt of any fees that would be due them. FREIT has agreed to pay any participant (the "Participant") in the Plan interest on any deferred fee at 9% per annum, compounded quarterly. Any such deferred fee is to be paid to the Participants at the later of: (i) the retirement age specified in the deferral election; (ii) actual retirement; or (iii) upon cessation of a Participant's duties as an officer or trustee. The Plan provides that any such deferral fee will be paid in a lump sum or in annual installments over a period not to exceed 10 years, at the election of the Participant. As of October 31, 2002 and 2001, approximately $210,000 and $96,000, respectively, of fees have been deferred along with accrued interest of approximately $18,000 and $4,000, respectively.

Note 13- Segment information:

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," established standards for reporting financial information about operating segments in interim and annual financial reports and provides for a "management approach" in identifying the reportable segments.

FREIT has determined that it has two reportable segments: retail properties and residential properties. These reportable segments offer different products, have different types of customers and are managed separately because each requires different operating strategies and management expertise. The retail segment contains six separate properties and the continuing residential segment contains seven properties (see Note 15). The accounting policies of the segments are the same as those described in Note 1.

The chief operating decision-making group of FREIT's retail segment, residential segment and corporate/other is comprised of FREIT's Executive Committee of the Board of Trustees.

FREIT assesses and measures segment operating results based on net operating income ("NOI"). NOI is based on operating revenue and expenses directly associated with the operations of the real estate properties, but excludes deferred rents (straight lining), depreciation and financing costs. NOI is not a measure of operating results or cash flows from operating activities as measured by accounting principles generally accepted in the United States of America, and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to cash flows as a measure of liquidity.

Continuing real estate rental revenue, operating expenses, NOI and recurring capital improvements for the reportable segments are summarized below and reconciled to consolidated net income for each of the three years in the period ended October 31, 2002. Asset information is not reported since FREIT does not use this measure to assess performance.

--------------------------------------------------------------------------------
                                          2002        2001         2000
--------------------------------------------------------------------------------
                                             (In Thousands of Dollars)
Real estate rental revenue:
  Retail                                  $11,961     $11,522     $10,338
  Residential                               6,338       6,130       5,812
--------------------------------------------------------------------------------
      Totals                               18,299      17,652      16,150
--------------------------------------------------------------------------------
Real estate operating expenses:
  Retail                                    3,610       3,617       3,015
  Residential                               2,445       2,495       2,292
--------------------------------------------------------------------------------
      Totals                                6,055       6,112       5,307
--------------------------------------------------------------------------------
Net operating income:
  Retail                                    8,351       7,905       7,323
  Residential                               3,893       3,635       3,520
--------------------------------------------------------------------------------
      Totals                              $12,244     $11,540     $10,843
--------------------------------------------------------------------------------
Recurring capital improvements -
  residential                            $    378   $     429   $     318
================================================================================
Reconciliation to consolidated net income:
  Segment NOI                             $12,244     $11,540     $10,843
  Deferred rents - straight lining            326         415         436
  Net investment income                       250         683         834
  Other income                                                         23
  Equity in income of affiliate               269         190         173
  General and administrative expenses        (643)       (539)       (363)
  Depreciation                             (2,153)     (2,138)     (1,914)
  Financing costs                          (4,873)     (5,356)     (5,165)
  Minority interest                          (137)        (85)        (31)
  Discontinued operations (Note 15)           398         (10)        (77)
--------------------------------------------------------------------------------
Net income                               $  5,681    $  4,700    $  4,759
================================================================================

Note 14- Quarterly data (unaudited):

The following summary represents the results of operations for each quarter for the years ended October 31, 2002 and 2001 (in thousands, except per share data):

--------------------------------------------------------------------------------
                                                   Quarter Ended
--------------------------------------------------------------------------------
                                      31-Jan    30-Apr     31-Jul     31-Oct
--------------------------------------------------------------------------------
2002
Revenue                              $4,789     $4,771      $4,830    $4,755
Expenses                              3,409      3,454       3,516     3,483
--------------------------------------------------------------------------------
Income from continuing operations     1,380      1,317       1,314     1,272
Discontinued operations                 (42)        19         (10)      431
--------------------------------------------------------------------------------
    Net income                       $1,338     $1,336      $1,304    $1,703
================================================================================
Earnings per share:
Basic                                $  .43     $  .43      $.  42    $  .54
--------------------------------------------------------------------------------
Diluted                              $  .42     $  .42      $.  41    $  .50
================================================================================
  Dividends per share                $  .30     $  .30      $  .30    $  .82
================================================================================
2001
Revenue                              $4,689     $ 4,660     $4,876    $4,710
Expenses                              3,548       3,701      3,441     3,535
--------------------------------------------------------------------------------
Income from continuing operations     1,141         959      1,435     1,175
Discontinued operations                 (24)          2         11         1
--------------------------------------------------------------------------------
Net income                           $1,117     $   961     $1,446    $1,176
================================================================================
Earnings per share (A):
Basic                                $  .36     $   .31     $  .47    $  .38
--------------------------------------------------------------------------------
Diluted                              $  .36     $   .31     $  .46    $  .37
================================================================================
  Dividends per share (A)            $  .30     $   .30     $  .30    $  .82
================================================================================

(A) Per share amounts prior to October 18, 2001, the date that the two-for-one share distribution was made, have been adjusted to reflect the share distribution.

(B) The sum of quarterly earnings per share may differ from annual earnings per share due to rounding.

 Note 15- Discontinued Operations::

On August 9, 2002, FREIT sold the Sheridan Apartments in Camden, NJ for cash of $1,050,000 and recognized a gain of approximately $475,000. FREIT has owned and operated the property since 1964.

The Board of Trustees declared a special capital gain dividend of $.15 per share, which was distributed on September 6, 2002 to shareholders of record on August 23, 2002. The remaining sales proceeds have been retained by FREIT to increase its liquidity.

Summarized  operating  results  included  in  discontinued   operations  in  the
accompanying consolidated statements of income for each of the three years in the period ended October 31, 2002 are as follows:

--------------------------------------------------------------------------------
                                              2002         2001         2000
--------------------------------------------------------------------------------
  Revenue                                    $ 536        $ 596        $ 540
  Expenses                                     613          606          617
--------------------------------------------------------------------------------
      Net loss                               $ (77)       $ (10)       $ (77)
================================================================================

Note 16- Subsequent event:

On November 1, 2002, WPSCLCC acquired a 323,000 square foot shopping center in Wayne, New Jersey. The total acquisition cost of $35,500,000 was financed, in part, by a $26,500,000 ten-year first mortgage loan and by $9,000,000 of equity contributions provided by the members in accordance with their equity ownership percentages.

Report of Independent Public Accountants
================================================================================

J. H. Cohn LLP                                            LAWRENCEVILLE, NJ
  75 EISENHOWER PARKWAY                                   METRO PARK, NJ
  ROSELAND, NJ 07068-1697                                 NEW YORK, NY
  (973) 228-3500                                          OCEAN, NJ
                                                          ROSELAND, NJ
                                                          SAN DIEGO, CA

To the Trustees and Shareholders
First Real Estate Investment Trust of New Jersey and Subsidiary

     We have audited the accompanying consolidated balance sheets of FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY AND SUBSIDIARY as of October 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, undistributed earnings and cash flows for each of the three years in the period ended October 31, 2002. These financial statements are the responsibility of FREIT's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Real Estate Investment Trust of New Jersey and Subsidiary as of October 31, 2002 and 2001, and their results of operations and cash flows for each of the three years in the period ended October 31, 2002, in conformity with accounting principles generally accepted in the United States of America.




                                                       /S/J. H. Cohn LLP
Roseland, New Jersey                                      ----------------------
November 22, 2002                                         J. H. Cohn LLP

                FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY

Selected Financial Data

(in thousands except per share amounts)

Balance Sheet Data:
-----------------------------------------------------------------------------------------------------------------
As At October 31,                               2002          2001            2000          1999           1998
-----------------------------------------------------------------------------------------------------------------
  Total Assets                                $96,032        $96,495        $96,781        $84,428        $71,275
                                              -------------------------------------------------------------------
  Long-Term Obligations                       $68,393        $69,354        $70,214        $60,071        $47,853
                                              -------------------------------------------------------------------
  Shareholders' Equity                        $21,903        $21,588        $21,144        $20,520        $20,362
                                              -------------------------------------------------------------------
  Weighted average shares outstanding:
    Basic                                       3,120          3,120          3,120          3,120          3,120
                                              -------------------------------------------------------------------
    Diluted                                     3,233          3,133          3,120          3,120          3,120
                                              -------------------------------------------------------------------

Income Statement Data:
-----------------------------------------------------------------------------------------------------------------
Year ended October 31,                         2002            2001           2000          1999            1998
-----------------------------------------------------------------------------------------------------------------
Revenues
Revenues from real estate operations          $18,626        $18,062        $16,610        $14,435        $13,687
Net investment income                             250            683            834            742              6
Equity in earnings (loss) of affiliate            269            190            173            (52)           212
                                              -------------------------------------------------------------------
                                               19,145         18,935         17,617         15,125         13,905
                                              -------------------------------------------------------------------
Expenses:
Real estate operations                          6,056          6,107          5,306          4,800          4,583
Financing costs                                 4,873          5,356          5,165          4,620          3,763
General and administrative expenses               643            539            365            401            309
Depreciation                                    2,153          2,138          1,914          1,642          1,576
Minority interest                                 137             85             31
                                              -------------------------------------------------------------------
                                               13,862         14,225         12,781         11,463         10,231
                                              -------------------------------------------------------------------
Income from continuing operations               5,283          4,710          4,836          3,662          3,674
Income (loss) from discontinued
  operations                                      398*           (10)           (77)            53             11
                                              -------------------------------------------------------------------
Net income                                    $ 5,681        $ 4,700        $ 4,759        $ 3,715        $ 3,685
                                              -------------------------------------------------------------------
* Includes gain on disposal of $475,000
Basic earnings (loss) per share:
  Continuing operations                       $  1.69        $  1.51        $  1.55        $  1.17        $  1.18
  Discontinued operations                        0.13             --          (0.02)          0.02           0.00
                                              -------------------------------------------------------------------
  Total                                       $  1.82        $  1.51        $  1.53        $  1.19        $  1.18
                                              ===================================================================
Diluted earnings (loss) per share:
  Continuing operations                       $  1.63        $  1.50        $  1.55        $  1.17        $  1.18
  Discontinued operations                        0.12             --          (0.02)          0.02             --
                                              -------------------------------------------------------------------
Total                                         $  1.75        $  1.50        $  1.53        $  1.19        $  1.18
                                              ===================================================================
Cash Dividends Declared Per
  Common Share                                $  1.72        $  1.38        $  1.33        $  1.13        $  1.06
                                              ===================================================================

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Identifying Important Factors That Could Cause FREIT's Actual Results to Differ From Those Projected in Forward Looking Statements.

Readers of this discussion are advised that the discussion should be read in conjunction with the consolidated financial statements of FREIT (including related notes thereto) appearing elsewhere in this annual report. Certain statem ents in this discussion may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect FREIT's current expectations regarding future results of operations, economic performance, financial condition and achievements of FREIT, and do not relate strictly to historical or current facts. FREIT has tried, wherever possible, to identify these forward-looking statements by using words such as "believe," "expect," "anticipate," "intend, " "plan," " estimate," or words of similar meaning.

Although FREIT believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties, which may cause the actual results to differ materially from those projected. Such factors include, but are not limited to, the following: general economic and business conditions, which will, among other things, affect demand for rental space, the availability of prospective tenants, lease rents and the availability of financing; adverse changes in FREIT's real estate markets, including, among other things, competition with other real estate owners, risks of real estate development and acquisitions; governmental actions and initiatives; and environmental/safety requirements.

Overview

FREIT is an equity real estate investment trust ("REIT") that owns a portfolio of residential apartment and retail properties. Our revenues consist primarily of fixed rental income and additional rent in the form of expense reimbursements derived from our income producing retail properties. We also receive income from our 40% owned affiliate, Westwood Hills, which owns a residential apartment property. Beginning in fiscal 2003, we will also receive income from our 40% owned affiliate Wayne PSC, L.L.C. ("WaynePCS") that owns the Preakness shopping center. Our policy has been to acquire real property for long-term investment.

Significant Accounting Policies and Estimates

The Securities and Exchange Commission ("SEC") recently issued disclosure guidance for "Critical Accounting Policies." The SEC defines Critical Accounting Policies as those that require the application of Management's most difficult, subjective, or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, the preparation of which takes into account estimates based on judgments and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from these estimates. The accounting policies and estimates used and outlined in Note 1 to our Consolidated Financial Statements which are presented elsewhere in this Annual Report, have been applied consistently as at October 31, 2002 and 2001, and for the years ended October 31, 2002, 2001 and 2000. We believe that the following accounting policies or estimates requires the application of Management's most difficult, subjective, or complex judgments:

     Revenue Recognition: Base rents, additional rents based on tenants' sales volume and reimbursement of the tenants' share of certain operating expenses are generally recognized when due from tenants. The straight-line basis is used to recognize base rents under leases if they provide for varying rents over the lease terms. Straight-line rents represent unbilled rents receivable to the extent straight-line rents exceed current rents billed in accordance with lease agreements. Before FREIT can recognize revenue, it is required to assess, among other things, its collectibility. If we incorrectly determine the collectibility of revenue, our net income and assets could be overstated.

     Valuation of Long-Lived Assets: We periodically assess the carrying value of long-lived assets whenever we determine that events or changes in circumstances indicate that their carrying amount may not be recoverable. When FREIT determines that the carrying value of long-lived assets may be impaired, the measurement of any impairment is based on a projected discounted cash flows method determined by FREIT's management. While we believe that our discounted cash flow methods are reasonable, different assumptions regarding such cash flows may significantly affect the measurement of impairment.

     In October 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires the reporting of discontinued operations to include components of an entity that have either been disposed of or are classified as held for sale. FREIT has adopted SFAS No. 144. On August 9, 2002 FREIT sold its Camden, NJ property. FREIT has reclassified the net income (loss) from the operation of the property as Discontinued Operations for all periods presented. The adoption of SFAS No. 144 did not have an impact on net income, but only impacted the presentation of this property within the consolidated statements of income. The results of this reclassification can be seen in "SELECTED FINANCIAL DATA" above and in the Consolidated Financial Statements of FREIT (including related notes thereto) appearing elsewhere in this Annual Shareholder Report.

     We feel that net income from continuing operations (which excludes the operations of the Camden property) is the most significant element of net income. Accordingly, all references and comparisons refer to income from continuing operations unless otherwise stated. All references to per share amounts are on a diluted basis (unless otherwise indicated), refer to earnings per share from continuing operations, and have been adjusted to reflect the one-for-one share dividend paid in October 2001.

Results of Operations:
Fiscal Years Ended October 31, 2002 and 2001

     Revenues for the year ended October 31, 2002 increased $210,000 or 1.1% over last year's revenues. The components of the increase are summarized in this chart

                                         Year Ended
                                         October 31,      Increase    (Decrease)
                                  ---------------------------------------------
                                                (in thousands)
                                  --------------------------------
Revenue Item                       2002         2001        $             %
                                  ----------------------------------------------
Real estate operations            $18,626     $18,062     $ 564          3.1%
Equity in income of affiliate         269         190        79         41.6%
Investment income                     250         683      (433)       -63.4%
                                  ----------------------------------------------
                                  $19,145     $18,935     $ 210          1.1%
                                  ==============================================

     The increases in income from real estate operations, and from our equity in the earnings of our affiliate, were significantly offset by the reduction in net investment income.

     Income from continuing operations increased $573,000 (12.2%) to $5,283,000 for the year ended October 31, 2002 ("this year") compared to $4,710,000 for the year ended October 31, 2002 ("last year").

Retail Segment

     The following table sets forth comparative operating data for FREIT's Retail properties:

Retail Segment

                                       Year Ended
                                       October 31,       Increase    (Decrease)
                                  ----------------------------------------------
                                   2002         2001         $           %
                                  ----------------------------------------------
Revenues                               (in thousands)
                                  --------------------------------
Minimum & percentage rents        $ 9,219     $ 8,751     $   468         5.3%
Reimbursements                      2,664       2,621          43         1.6%
Other                                  78         150         (72)      -48.0%
                                  ----------------------------------------------
Total revenue                      11,961      11,522         439         3.8%
Operating expenses                  3,610       3,617          (7)       -0.2%
                                  ----------------------------------------------
Net operating income              $ 8,351     $ 7,905     $   446         5.6%
                                  ==============================================
Average occupancy                    96.2%       95.8%        --         0.40%
                                  ==============================================


     Retail rental revenue increased by 3.8% for the year ended October 31, 2002 to $11.9 million from $11.5 million last year. Minimum and percentage rents, however, increased 5.3%. This increase results principally from higher average occupancy. This year's higher occupancy also added to the increase in expenses reimbursed by tenants. The higher revenues and lower operating expenses (principally because of last year's mild winter) resulted in net operating income increasing 5.6% to $8,351,000 this year compared to $7,905,000 last year.

Westwood Plaza Shopping Center, Westwood, NJ

     On January 21, 2002 Kmart Corporation, a major tenant in our Westwood Shopping Center, filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Due to the below market rent they are paying for their space, it is highly unlikely that FREIT will suffer any rent loss. Since its Chapter 11 filing, Kmart has continued operating its store and has been in full compliance with the terms of their lease. We anticipate that Kmart will keep this space or assign their lease to another tenant.

     Westwood Plaza S/C - Stop and Shop closed its 28,000 sq. ft. supermarket in Westwood Plaza Shopping Center and continued fulfilling its rental obligations with no plans to reopen the store. Effective July 31, 2002 FREIT and Stop & Shop reached a Lease Termination Agreement whereby, in return for the termination of this below-market-rent lease at no cost to FREIT, FREIT has agreed to not lease or allow this space or any other space in the Shopping Center to be used for a supermarket or for a store using more than 15,000 sq.ft. for the sale of food or food products for off-premises consumption. This use restriction shall expire on May 31, 2032, which corresponds with the expiration of the final option period contained in the Stop & Shop lease. While this 28,000 sq.ft. space is now vacant and not leased, FREIT is negotiating with a non-food retailer for the space. The proposed terms of the lease are for a ten (10) year initial term at market rental rates and pro rata reimbursement of real estate taxes and CAM. The lease will have three (3) five (5) year renewal options. FREIT will invest approximately $1 million (including tenant allowances) in the space. FREIT will fund these amounts from its money market funds. The rental income to be generated from this proposed lease will be far in excess of the rent pursuant to the terminated Stop & Shop lease. The income from this proposed lease will increase income, cash flow, and value. However, we will receive no rental income or expense reimbursements from this space from termination date of the Stop & Shop lease until sometime during the second calendar quarter of 2003 when the proposed new tenant opens for business, a revenue loss estimated at approximately $180,000.

Olney Expansion

Olney is a 98,900 sq. ft. neighborhood shopping center. We planned an approximately 50,000 sq. ft. expansion and modernization subject to the plans being approved by the required governmental agencies, satisfactory pre-leasing of the new expanded space, and the acceptance of current tenants to be relocated in the expanded center. FREIT's Board of Trustees, based on the status of negotiations with certain current tenants, has determined that is not likely the expansion will take place in the short-term, and that it will be more economical to defer the expansion / modernization to coincide with the expiration of particular current tenant leases in approximately seven years.

Through July 31, 2002 approximately $270,000 had been expended and deferred for pre-construction development costs, building plans and building permits. The Board of Trustees has decided to write-off all costs that cannot currently be recaptured although some of these costs may be usable when the expansion is undertaken. These costs, which aggregate $190,000, were written off in July 2002. The charge is not included in the operations of the Retail Segment, but was charged to General Expense, as it not considered part of on-going operations.

Occupancy at Olney remains unchanged at 92%, as the vacant space was being kept vacant pending the expansion. This vacant space, approximately 7,600 sq. ft., is now available for leasing.

Residential Segment

                                   Year Ended
                                   October 31,         Increase     (Decrease)
                                ----------------------------------------------
                                 2002        2001         $             %
                                ----------------------------------------------
                                         (in thousands)
                                -------------------------------
Revenues
Rents                           $6,261      $6,058      $  203        3.4%
Other                               77          72           5        6.9%
                                ----------------------------------------------
Total  revenue                   6,338       6,130         208        3.4%

Operating expenses               2,445       2,495         (50)      -2.0%
                                ----------------------------------------------
Net operating income            $3,893      $3,635      $  258        7.1%
                                ==============================================
Capital Improvements            $  378      $  429      ($  51)      -11.9%
Average occupancy %               96.8%       97.7%       --         -0.9%
                                ==============================================

     Residential revenue increased 3.4% to $6.3 million from $6.1 million last year. The combination of increased revenues and reduced operating expenses helped raise net operating income 7.1% over last year. Revenue is principally composed of monthly apartment rental income. Total apartment rental income is a factor of occupancy and monthly apartment rents. For the year ended October 31, 2002, annual average occupancy was 96.8% and annual average monthly apartment rents were $1,056. This compares to last year's annual average occupancy of 97.7% and annual average monthly rents of $1,008. This 4.7% increase in average monthly rents more than offset the slight decline in average occupancy. However, we are now feeling the effect of the slow economy. During the fourth quarter we have been experiencing resistance to rent increases and increased vacancies. While average monthly rents at October 31, 2002 have increased to $1,077 average occupancy has fallen to 95.3%. If these current average monthly rents and current occupancy hold, we will experience only modest revenue growth over the next fiscal year in the Residential Segment. Furthermore, a 1% decline in annual average occupancy, or a 1% decline in average rents, results in an annual $65,400 decline in revenues.

     During the year ended October 31, 2002 Residential operating expenses declined 2% compared to last year. The principal causes were lower utility and snow removal costs. As a percentage of revenue, operating costs were 38.6% this year compared to 40.7% last year.

     Going forward, we expect the 2002/2003 winter to be more severe than last year, resulting in higher utility and snow removal costs. An increase in these costs, coupled with increased advertising costs to maintain occupancy and rent levels, and flat revenues, could result in a reduction in the net operating income of the residential segment next year.

     Capital improvements this year decreased by $51,000 over last year. The decrease resulted from the completion of major apartment renovation programs at two of our apartment communities to maintain their competitiveness in their markets. Since our apartment communities were constructed more than 25 years ago, we tend to spend more in any given year on maintenance and capital improvements than may be spent on newer properties. Capital improvement programs are expected to accelerate over the next fiscal year.

     We own 20 +/- acres of undeveloped land in Rockaway, NJ, and have received building plan approval from the Township for the construction of 129 garden apartment units. Development costs are estimated at $13.8 million that we will finance, in part, from construction financing and, in part, from funds available from our institutional money market investment. Pending receipt of our water allocation we expect construction to commence by the summer of 2003. Through October 31, 2002 approximately $260,000 of pre-construction development costs have been expended and deferred.

Net Investment Income

     Net investment income fell 63.4% to $250,000 this year compared to $683,000 last year. Net investment income this year was principally interest earned from our investments in money market funds. This compares to investments we made during the prior year in government agency bonds. Earnings received from various sources over the past two fiscal years are as follows:


                                     Year Ended October 31,
                                     ----------------------
                                       2002            2001
                                     ----------------------
                                             ($000)
      Government Agency Bonds and
      Institutional Money Market       $ 236       $ 632
      Savings Money Market Account         8          --
      Related Party                        4          48
      Other                                2           3
      -----------------------------------------------------
       Total                           $ 250       $ 683
      =====================================================

     Because of the declining interest rate environment over the past two years our government agency Bond portfolio was redeemed during the prior fiscal year. As a result the yield on our investments fell to just under 2% this year. The decline in yield resulted in the reduction in net investment income. (See "FINANCING COSTS" below for offsetting benefits.)

Equity in Income of Affiliates

Westwood Hills, LLC

     FREIT's share of earnings of its 40% owned affiliate, Westwood Hills, that owns a 210 unit apartment community in Westwood, NJ, increased 41.6% to $269,000 from $190,000 last year. The increase is principally attributable to increased revenues and lower expenses resulting in net income at the affiliate increasing to $672,000 this year compared to $476,000 last year. During the year average monthly rents increased 4.9% to $1,284 from $1,224 last year. These increases more than offset a slight reduction in average occupancy to 96.8% this year compared to 97.4% last year.

     The holder of the first mortgage on the affiliate's property has agreed to increase the loan, via a second mortgage, which will run co-terminus with the first mortgage loan - approximately 11 years. The second mortgage loan amount will be approximately $3.4 million and will bear interest at a fixed rate of 6.18%. This additional financing is expected to close in January 2003. FREIT will receive 40% of the net financing proceeds, further adding to its liquidity.

     As a result of this additional financing, increased interest costs are expected to negatively impact the net earnings of the affiliate next year, thereby reducing our share of the affiliate's earnings.

Preakness Shopping Center

     On November 1, 2002 WaynePSC, in which FREIT is the Managing Member, and has a 40% equity interest, acquired the Preakness Shopping Center ("Preakness"), in Wayne, NJ.

     Preakness, situated on 40 acres, is a 323,000 +/- sq. ft. Community Center that is anchored by Macy's and Stop & Shop, (under construction). Its 40+ other tenants include well-known regional and national retail merchants such as Dress Barn, Starbucks, 9 West, Annie Sez, Radio Shack, Bath & Body Works, Mandee's, and Goodyear Tire. The center also includes branches of the First Union and Commerce Bank, and a multiplex Clearview Movie Theater.

     The total acquisition costs of $35.5 million were financed in part by a $26.5 million, 6% fixed interest rate, ten year first mortgage loan, and by $9 million of equity contributions provided pro rata by the Members of WaynePSC including $3.6 million contributed by FREIT.

     During the next fiscal year this investment is expected to add to FREIT's net income and cash flow.

Financing Costs

     Financing costs are summarized as follows:

                                         Year Ended October 31,
                                         ----------------------
                                            2002        2001
                                         ----------------------
                                                 ($000)
      Fixed rate mortgages                   $4,447   $4,514
      Floating rate mortgage                    403      811
      Other                                      23       31
      ---------------------------------------------------------
      Total                                  $4,873   $5,356
      =========================================================


     Financing costs for the year decreased $483,000 (9%) to $4,873,000 this year from $5,356,000 last year. The decrease is principally attributable to reduced interest costs resulting from lower mortgage balances from normal loan amortization and because of FREIT's $10.9 million floating rate mortgage (Olney) benefiting from the lower interest rate environment this year compared to last year.

     During November 2002, we renegotiated the terms of the first mortgage note on our retail property in Patchogue, NY. The mortgage note, which had an outstanding principal balance of $6.9 million, was due on January 1, 2005, and carried a fixed interest rate of 7.375%. The due date has been extended three years (3) and the interest rate was reduced to 5.95% fixed. This interest rate reduction will reduce FREIT's interest costs and debt service requirements going forward.

General and Administrative Expenses

     Our G & A expenses increased to $643,000 from $539,000 last year. Included in this year's expense were increased project abandonment costs, higher legal and professional fees and higher FREIT overhead charges, that accounted for much of the G & A increase.

Depreciation

     Depreciation expense this year increased slightly to $2.2 million compared to $2.1 million last year. Most of this increase is primarily attributable to capital improvements made to our properties during the year.

Results of Operations:

Fiscal Years Ended October 31, 2001 and 2000

(Where applicable, this discussion has been adjusted to reflect discontinued operations - the sale of the Camden property.)

     Revenues for the year ended October 31, 2001 increased 7.5% to $18,935,000 from $17,617,000 for the year ended October 31, 2000. The increase was primarily attributable to increased revenues from real estate operations (see discussions below). Income from continuing operations for the year ended October 31, 2001 decreased 2.6% to $4,710,000 from $4,836,000 for the year ended October 31, 2000. This decrease is primarily attributable to a $114,000 charge to expenses in connection with the abandonment of a property acquisition.

Retail Segment

     Changes in the Retail Segment Revenue and Net Operating Income ("NOI") have been effected principally by the acquisition of the Olney Town Center, Olney, MD ("Olney") on March 29, 2000. NOI as used in this discussion reflects operating revenue and expenses directly associated with the operations of the real estate properties, but excludes straight-lining of rents, depreciation and financing costs (See Note 13 to the consolidated financial statements). The following table sets forth comparative operating data separately for the Retail properties owned before the Olney acquisition ("Same Properties") and Olney:

                                         Year Ended October 31,
                                           2001         2000
                                         ----------------------
      Rental Revenue                          (in thousands)
      --------------
      Same Properties                      $  9,328    $  9,126
      Olney (purchased 3/29/00)               2,194       1,212
                                         ----------------------
      Total Retail                           11,522      10,338
                                         ======================
      Operating Expenses
      ------------------
      Same Properties                         2,903       2,611
      Olney (purchased 3/29/00)                 714         404
                                         ----------------------
      Total Retail                            3,617       3,015
                                         ======================
      Net Operating Income
      --------------------
      Same Properties                         6,425       6,515
      Olney (purchased 3/29/00)               1,480         808
                                         ----------------------
      Total Retail                         $  7,905    $  7,323
                                         ======================


     Rental revenue at FREIT's "Same Properties" increased modestly by 2.2% for the year ended October 31, 2001 to $9.3 million from $9.1 million for the year ended October 31, 2000. Average occupancy for the year ended October 31, 2001 was 95.8% compared to 81.7% for the year ended October 31, 2000. Occupancy at October 31, 2001 was 97.3% compared to 82% at October 31, 2000.

     The increase in revenues at the Same Properties was more than offset by expenses not chargeable back to tenants via CAM charges such as: $106,000 of tenant account receivable write-offs, $50,000 of expensed roof repairs, and CAM and real estate charges not reimbursed because of vacancies.

     Occupancy at Olney remains unchanged at 92%.

Residential Segment

                                           Year Ended October 31,
                                           ----------------------
                                              2001       2000
                                           ----------------------
                                               (in thousands)
      Rental Revenue                         $6,130      $5,812
      Operating Expenses                      2,495       2,292
                                            -------------------
      Net Operating Income                   $3,635      $3,520
                                            -------------------
      Recurring Capital Improvements         $  429      $  318
                                            ===================


     Residential revenue increased 5.5% to $6.1 million for the year ended October 31, 2001 from $5.8 million for the year ended October 31, 2000. Revenue is principally composed of monthly apartment rental income. Total apartment rental income is a factor of occupancy and monthly apartment rents. For the year ended October 31, 2001, average occupancy was 94.4% and average monthly apartment rents were $1,008. This compares to the average occupancy of 93.4% and average monthly rents of $953 for the year ended October 31, 2000. During the year ended October 31, 2001 Residential operating expenses increased 8.9% to $2.5 million from $2.3 million for the year ended October 31, 2000. The principal causes were higher utility costs. The higher utility costs resulted from a combination of higher utility rates and a colder winter than in 2000. As a percentage of revenue, operating costs were about flat at 40.7% for the year ended October 31, 2001 compared to 39.4% for the year ended October 31, 2000.

     Capital improvements for the year ended October 31, 2001 increased by $111,000 over the year ended October 31, 2000. The increase resulted from major apartment renovation programs at two of our apartment communities to maintain their competitiveness in their markets. Since our apartment communities were constructed more than 25 years ago, we tend to spend more in any given year on maintenance and capital improvements than may be spent on newer properties.

     We own 20 +/- acres of undeveloped land in Rockaway, NJ, and have received building plan approval from the Township for the construction of 129 garden apartment units. Through October 31, 2001 approximately $251,000 of pre-construction development costs have been expended and deferred.

Net Investment Income

     Net investment income is principally interest earned from our investments in Government Agency Bonds, and an Institutional money market funds, and from advances (now repaid) to related parties for the sale to them of a 25% interest in S&A Commercial Associates LP (which owns Olney). Earnings received from these sources for the last two fiscal years ended October 31, 2001 and 2000 are as follows:

                                           Year Ended October 31,
                                             2001        2000
                                                  ($000)
      Government Agency Bonds And
      Institutional Money Market:
      Interest Income                          $632        $849
      Realized Losses                                       (68)
      Related Party Loans                        48          49
      Other                                       3           4
                                            -------------------
                                               $683        $834
                                            ===================

     Because of the lower interest rate environment over the course of the fiscal year ended October 31, 2001 than existed at the beginning of the same fiscal year, $9 million of Government Agency Bonds were called during the fiscal year ended October 31, 2001. The one remaining $500,000 bond as at October 31, 2001, was called on November 17, 2001. All proceeds from the redemptions have been invested in an institutional money market fund. As a result of the redemptions, our annualized yield has been reduced as of October 31, 2001 to approximately 2.9% from 6.5% at October 31, 2000. (See "FINANCING COSTS" below for partial offsetting benefits.)

Equity in Income of Affiliate

     FREIT's share of earnings of its 40% owned affiliate, Westwood Hills LLC, which owns a 210 unit apartment community in Westwood, NJ, increased 9.8% for the fiscal year ended October 31, 2001 to $190,000 from $173,000 for the fiscal year ended October 31, 2000. The increase was principally attributable to average monthly rents increasing 6.4% to $1,227 for the fiscal year ended October 31, 2001 from $1,153 for the fiscal year ended October 31, 2000. Average monthly rents as at October 31, 2001 were $1,267. Average occupancy over the year was 97.4% compared to 97.8% for the year ended October 31, 2000. Cash distributions we received from our affiliate during the years ended October 31, 2001 and 2000 were $224,000 and $231,000 respectively.

Financing Costs

     Financing Costs increased 3.7% to $5.4 million for the fiscal year ended October 31, 2001 from $5.2 million for the prior year. The increase is wholly attributable to the Olney financing costs. Olney was acquired on March 29, 2000, and was included in operations for only seven months during the fiscal year ended October 31, 2000. The increase attributable to Olney of $256,000 was partially offset by reduced interest costs at the Same Properties as a result of lower mortgage balances from normal loan amortization. In addition FREIT's $10.9 million floating rate mortgage benefited from the lower interest rate environment for the fiscal year ended October 31, 2001 compared to the year ended October 31, 2000 (interest charged on this loan was 5.25% at October 31, 2001 compared to 8.03% at October 31, 2000).

General and Administrative Expenses

     Our G & A expenses increased to $539,000 for the year ended October 31, 2001 from $365,000 for the year ended October 31, 2000. Included in the fiscal year ended October 31, 2001 was a charge for $114,000, which represents expenses in connection with the abandonment of a property acquisition we felt, should no longer be pursued. Legal fees increased approximately $35,000, principally in connection with SEC reporting matters; and we made a $5,000 contribution to NJ victims of the September 11th events.

Depreciation

     Depreciation expense for the year ended October 31, 2001 increased slightly by 11.7% to $2.1 million compared to $1.9 million for the year ended October 31, 2000. Most all of this increase is primarily attributable to Olney being included in operations for all of fiscal 2001 and only seven months for the year ended October 31, 2000.
                               ----------------
Funds From Operations ("FFO")

     FFO  is  considered  by  many  as  a  standard   measurement  of  a  REIT's
performance. We compute FFO as follows (in thousands of dollars):

                                                 Year Ended
                                           --------------------
                                           10/31/02    10/31/01
                                           --------------------
      Net Income                             $5,681      $4,700
      Depreciation - Real Estate              2,153       2,138
      Amortization of Deferred Mtg. Costs       114         125
      Deferred Rents                           (326)       (414)
      Capital Improvements - Apartments        (378)       (429)
      Project abandoned, net                    161         114
      Minority Interest                         137          85
      Discontinued Operations                  (398)         10
      Other                                      59          61
                                           --------------------
      Total FFO                              $7,203      $6,390
                                           ====================

     FFO does not represent cash generated from operating activities in accordance with accounting principles generally accepted in the United States of America, and therefore should not be considered a substitute for net income as a measure of results of operations or for cash flow from operations as a measure of liquidity. Additionally, the application and calculation of FFO by certain other REITs may vary materially from that of FREIT's, and therefore FREIT's FFO and the FFO of other REITs may not be directly comparable.

Liquidity and Capital Resources

     Our financial condition remains strong. Net cash provided by operating activities increased 15.7% this year to $7.4 million compared to $6.4 million last year. We expect that cash provided by operating activities will be adequate to cover mandatory debt service payments, recurring capital improvements and dividends necessary to retain qualification as a REIT (90% of taxable income).

     As at October 31, 2002 we had cash and marketable securities totaling $11.9 million compared to $13.2 million at October 31, 2001. The reduction is principally attributable to utilizing $3.6 million to invest in WaynePSC (Preakness S/C), offset by increased cash flow from operations. These funds are available for construction, property acquisitions, and general needs.

     As  described  in  the  segment   analysis   above,  we  are  planning  the
construction of apartment rental units in Rockaway, NJ. The total capital required for this project is estimated at $13.8 million. We expect to finance these costs, in part, from construction and mortgage financing and, in part, from funds available in our institutional money market investment.

     At October 31, 2002 FREIT's aggregate outstanding mortgage debt was $68.4 million. Approximately $57.4 million bears a fixed weighted average interest rate of 7.511%, and an average life of approximately 9.2 years. Approximately $10.9 million of mortgage debt bears an interest rate equal to 175 basis points over LIBOR and resets every 90 days. This mortgage note is due in March 2003, and is expected to be extended or re-financed. The fixed rate mortgages are subject to repayment (amortization) schedules that are longer than the term of the mortgages. As such, balloon payments for all mortgage debt will be required as follows:

                           Year      $ Millions
                          ---------------------
                           2003      $   10.9
                           2005      $    6.6
                           2007      $   15.7
                           2010      $    9.2
                           2013      $    8.0
                           2014      $    9.4

     The following table shows the estimated fair value and carrying value of our long-term debt at October 31, 2002 and 2001:

                                  October 31,      October 31,
      (In Millions)                 2002             2001
      -------------------------------------------------------
      Fair Value                   $73.5            $71.7
      Carrying Value               $68.4            $69.3

     Fair values are estimated based on market interest rates at the end of each fiscal year and on discounted cash flow analysis. Changes in assumptions or estimation methods may significantly affect these fair value estimates.

     FREIT expects to re-finance the individual mortgages with new mortgages when their terms expire. To this extent we have exposure to interest rate risk on our fixed rate debt obligations. If interest rates, at the time any individual mortgage note is due, are higher than the current fixed interest rate, higher debt service may be required, and/or re-financing proceeds may be less than the amount of mortgage debt being retired. For example, a one percent interest rate increase would reduce the Fair Value of our debt by $3.1 million, and a one percent decrease would increase the Fair Value by $3.3 million.

     Additionally, we have exposure on our floating rate debt. A one percent change in rates, up or down, will decrease or increase income and cash flow by $109,000 annually.

     We believe that the values of our properties will be adequate to command re-financing proceeds equal to, or higher than the mortgage debt to be re-financed. We continually review our debt levels to determine if additional debt can prudentially be utilized for property acquisition additions to our real estate portfolio that will increase income and cash flow to shareholders.

     $14 Million Line of Credit - On June 20, 2002, we finalized the terms of and obtained a two-year $14 million revolving credit line with the Provident Bank. Draws against the credit line can be used for general corporate purposes, or for property acquisitions, construction activities, and Letters-of-Credit. Draws are secured by mortgages on FREIT's Franklin Crossing Shopping Center, Franklin Lakes, NJ, single tenanted retail space in Glen Rock, NJ, Lakewood Apartments, Lakewood, NJ, and Grandview Apartments, Hasbrouck Heights, NJ. Interest rates on draws will be at set at the time of each draw for 30, 60, or 90 day periods, based on our choice of the prime rate or at 175 basis points over the 30, 60, or 90 day LIBOR rates at the time of the draws.

     No draws have been made against this credit line. We plan to use the credit
line    opportunistically,    for   future   acquisitions   and/or   development
opportunities.

     FREIT's total capital commitments, including long term debt, are summarized as follows:

CAPITAL COMMITMENTS
(IN THOUSANDS OF DOLLARS)

                                      Within      2 - 3     4 - 5     After 5
Contractual Obligations     Total    One Year     Years      Years     Years
--------------------------------------------------------------------------------
Long-Term Debt
  Annual Amortization      $ 8,634   $    980    $ 2,066    $ 2,019   $ 3,569
  Balloon Payments          59,759     10,887      6,623     15,671    26,578
--------------------------------------------------------------------------------
Total Long-Term Debt        68,393     11,867      8,689     17,690    30,147
================================================================================
Operating Leases
--------------------------------------------------------------------------------
Land Rent                    5,786         76        152        152     5,406
--------------------------------------------------------------------------------
Total Capital Commitments  $74,179   $ 11,943    $ 8,841    $17,842   $35,553
================================================================================

Distributions to Shareholders

     Since its inception in 1961, FREIT has elected to be treated as a REIT for Federal income tax purposes. In order to qualify as a REIT, we must satisfy a number of highly technical and complex operational requirements including that we must distribute to our shareholders at least 90% of our REIT taxable income. We anticipate making distributions to shareholders from operating cash flows, which are expected to increase from future growth in rental revenues. Although cash used to make distributions reduces amounts available for capital investment, we generally intend to distribute not less than the minimum of REIT taxable income necessary to satisfy the applicable REIT requirement as set forth in the Internal Revenue Code.

     It has been our policy to pay fixed quarterly dividends for the first three quarters of each fiscal year, and a final fourth quarter dividend based on the fiscal year's net income and taxable income. The Board has decided, to fix the dividend for the first three quarters of fiscal 2003 at $.35 per share. The following tables list the quarterly dividends paid or declared for the three most recent fiscal years and the percent the dividends were of taxable income. Per share amounts have been adjusted to reflect the one-for-one share dividend paid on October 18, 2001.


                                      Fiscal      Fiscal      Fiscal
                                       2002        2001        2000
      --------------------------------------------------------------
      First Quarter                 $    0.30    $  0.30     $ 0.25
      --------------------------------------------------------------
      Second Quarter                $    0.30    $  0.30     $ 0.25
      --------------------------------------------------------------
      Third Quarter                 $    0.30    $  0.30     $ 0.25
      --------------------------------------------------------------
      Fourth Quarter *              $    0.82    $  0.48     $ 0.575
      --------------------------------------------------------------
      Total For Year                $    1.72    $  1.38     $ 1.325
      ==============================================================
      * Includes special $.15 dividend representing the gain on sale of Camden property.


                            ($000)             Dividends
                      --------------------     as a % of
                        Total      Taxable     Taxable
Year      Per Share   Dividends    Income      Income
--------------------------------------------------------
2002      $1.72       $5,366       $5,258       102.1%
--------------------------------------------------------
2001      $1.38       $4,305       $4,120       104.5%
--------------------------------------------------------
2000      $1.33       $4,133       $4,122       100.3%

Inflation

     Inflation can impact the financial performance of FREIT in various ways. Our retail tenant leases normally provide that the tenants bear all or a portion of most operating expenses, which can reduce the impact of inflationary increases on FREIT. Apartment leases are normally for a one-year term, which may allow us to seek increased rents as leases renew or when new tenants are obtained.

Shares of Beneficial Interest

     Beneficial interests in FREIT are represented by shares without par value (the "Shares"). The Shares represent FREIT's only authorized, issued and outstanding class of equity. As of January 27, 2003 there were approximately 500 holders of record of the Shares.

     The Shares are traded in the over-the-counter market through use of the OTC Bulletin Board(R) Service (the "OTC Bulletin Board") provided by NASD, Inc. FREIT does not believe that an active United States public trading market exists for the Shares since historically only small volumes of the Shares are traded on a sporadic basis. The following table sets forth, for the periods indicated, the high and low bid quotations for the Shares on the OTC Bulletin Board. Quotations prior to October 18, 2001, the date the one-for-one share distribution was made, have been adjusted to reflect the share distribution.

                                                   High             Low
--------------------------------------------------------------------------------
Fiscal Year Ended October 31, 2002
First Quarter                                      $ 23           $ 21 1/2
Second Quarter                                     $ 24           $ 21 1/2
Third Quarter                                      $ 21 3/4       $ 21
Fourth Quarter                                     $ 28           $ 24

Fiscal Year Ended October 31, 2001
First Quarter                                      $19            $14 3/4
Second Quarter                                     $17 1/4        $15 1/2
Third Quarter                                      $19            $15 1/2
Fourth Quarter                                     $18 1/2        $15 1/2

     The bid quotations set forth above for the Shares reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. The source of the bid quotations is Janney Montgomery Scott, Inc., members of the New York Stock Exchange and other national securities exchanges.

Corporate Information                         General Information

Officers                                      Corporate Headquarters
Robert S. Hekemian                            505 Main Street, P.O. Box 667
Chairman of the Board/CEO                     Hackensack, New Jersey 07602
                                              (201) 488-6400
Donald W. Barney
President, Treasurer/CFO
                                              Market Maker
John A. Aiello                                Janney Montgomery Scott, LLC
Secretary and Executive Secretary             Hackensack, New Jersey

Trustees                                      Managing Agent
                                              Hekemian & Co., Inc.
ROBERT S. HEKEMIAN                            Hackensack, New Jersey
Chairman and Chief Executive Officer,
Hekemian & Co., Inc.
                                              Auditors
DONALD W. BARNEY                              J. H. Cohn LLP
Consultant and Investor                       Roseland, New Jersey

                                              Transfer Agent
HERBERT C. KLEIN, Esq.                        Registrar and Transfer Company
Partner,                                      Cranford, New Jersey
Nowell, Amoroso, Klein, Bierman, P.A.
                                              Annual Meeting
                                              The Annual Meeting of Share-
RONALD J. ARTINIAN*                           holders is scheduled for Tuesday,
Private Investor                              April 15, 2003, at 7:30 p.m. to
                                              be held at the offices of First
ALAN L. AUFZIEN*                              Real Estate Investment Trust of
Chairman, Norall Organisation                 New Jersey, 505 Main Street,
                                              Hackensack, New Jersey.

* Members of the Audit Committee              Form 10-K
                                              A copy of Form 10-K filed with the
                                              Securities and Exchange Commission
                                              is available to shareholders upon
                                              written request.



[Letterhead FREIT photo omitted]



Preakness Shopping Center, Wayne, New Jersey